UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 25, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

2Q18 Earnings

2Q18 Earnings Leverage ratio in USD reaches lowest level since 3Q15, at 1.58x Record adjusted EBITDA of R$2,499 million with record margin of 58% and record FCF at R$1.7 billion 1Q18 2Q17 (LTM) Pulp Production 000 t 1,600 1,588 1,330 1% 20% 3,188 2,534 6,296 Adjusted EBITDA(1) R$ million 2,499 1,824 1,071 37% 133% 4,323 1,714 7,561 Net Financia l Result(3) - - R$ million (2,239) (270) (789) (2,509) (458) (2,834) - -34% Divide nds paid R$ million 260 - 395 260 395 260 ROIC % 15.3% 12.6% 4.0% 2 p.p. 11 p.p. 15.3% 4.0% 15.3% Gross Debt (R$) R$ million 21,023 18,922 18,788 11% 12% 21,023 18,788 21,023 Net Debt (R$) R$ million 13,804 12,774 12,604 8% 10% 13,804 12,604 13,804 Net Debt/EBITDA LTM x 1.83 2.08 3.85 -0.26 x -2.02 x 1.83 3.85 1.83 (1) Adjusted by non-recurring and non-cash items. | (2) Calculation excludes pulp sales f rom agreement w ith Klabin. (3) Includes interest expenses, revenues f rom f inancial investments, mark-to-market of hedging instruments, monetary and exchange variation and others. | (4) Bef ore dividend payment, expansion and logistics capex, and land acquisition. (5) Includes the hedge f air value. | (6) For covenants purposes. 2Q18 Highlights Pulp production of 1,600 thousand tons, stable compared to 1Q18 and 20% higher than in 2Q17. Pulp production in the last 12 months reached 6,296 thousand tons. The learning curve of the new pulp production line Horizonte 2 was concluded in May. Production in 2Q18 amounted to 398 thousand tons. Pulp sales, including pulp from Klabin, amounted to 1,768 thousand tons, 11% and 15% higher than in 1Q18 and 2Q17, respectively. Sales in the last 12 months came to 6,730 thousand tons. Net revenue amounted to R$4,722 million (1Q18: R$ 3,693 million | 2Q17: R$ 2,775 million) Average net sales price in the export market (EM) stood at US$751/t (R$ 2,705/t). In the last 12 months, net revenue came to R$15,306 million. Cash production cost stood at R$668/t, down 6% from 1Q18 and up 1% from 2Q17 (see page 7 for more details). Excluding the effects from the scheduled downtimes and from the truckers’ strike, cash cost was R$598/t, down 4% and 9% from the ex-downtimes cost of 1Q18 and 2Q17, respectively. Adjusted EBITDA set a new record of R$2,499 million, advancing 37% and 133% from 1Q18 and 2Q17, respectively. Adjusted EBITDA in the last 12 months came to R$7,561 million, with margin of 56%. Record EBITDA margin, excluding pulp sales from the agreement with Klabin, at 58% in 2Q18. EBITDA/ton, excluding the volumes from Klabin, was R$1,580/t (US$ 438/t), up 24% and 97% from 1Q18 and 2Q17, respectively. Free cash flow before expansion capex, pulp logistics, land acquisition and dividends was R$1,685 million. In the last 12 months, FCF came to R$ 2,969 million. Free cash flow yield stood at 7.4% in BRL and 8.6% in USD. Net (loss) income of R$(210) million (1Q18: R$615 million | 2Q17: R$(259) million). Net income in the 1H18 was R$ 405 million. Gross debt in USD stood at US$5,452 million, down 4% from 1Q18 and 2Q17. Cash position of R$7,219 million or US$1,872 million, including the fair value of derivative instruments. Net debt in USD was US$3,580 million, down 7% and 6% from 1Q18 and 2Q17, respectively. The ratio of Net Debt to EBITDA in USD stood at 1.58x (1Q18: 2.02x | 2Q17: 3.75x). In BRL, the ratio stood at 1.83x (1Q18: 2.08x | 2Q17: 3.85x). Total debt cost in USD, considering the full swap curve of debt in BRL, was 4.3% p.a. (1Q18: 4.1% p.a. | 2Q17: 3.7% p.a.) and the average debt term was 57 months (1Q18: 59 months | 2Q17: 55 months). Distribution of R$260 million as minimum mandatory dividends. FBR: US$ 18.82 553,934,646 shares The operating and financial information of Fibria Celulose S.A. for the second quarter of 2018 (2Q18) presented in this document is based on consolidated figures expressed in Brazilian real and was prepared in accordance with Brazilian Corporation Law. The results of Veracel Celulose S.A. were included in this document based on 50% proportional consolidation, with the elimination of all intercompany transactions. 2 Market Cap on Jun. 29, 2018: R$40.2 billion | US$18.8 billion(1) FIBR3: R$ 72.57 Total shares (common shares): (1) Market capitalization in BRL translated at Ptax rate Investor Relations Guilherme Cavalcanti Camila Nogueira Roberto Costa Camila Prieto Raimundo Guimarães ir@fibria.com.br | +55 (11) 2138-4565 Conference call: Jul, 25, 2018 English (simultaneous translation into Portuguese): 12:00 p.m. (Brasília) Dial-in from Brazil: +55 11 3193-1001 Dial-in abroad: +1-646-828-8246 Webcast: www.fibria.com.br/ir Net Debt/EBITDA LTM (US$)(6) x 1.58 2.02 3.75 -0.44 x -2.17 x 1.58 3.75 1.58 Net Debt (US$) US$ million 3,580 3,843 3,810 -7% -6% 3,580 3,810 3,580 Cash(5) R$ million 7,219 6,148 6,184 17% 17% 7,219 6,184 7,219 Gross Debt (US$) US$ million 5,452 5,693 5,679 -4% -4% 5,452 5,679 5,452 ROE % 29.3% 21.4% 3.5% 7 p.p. 26 p.p. 29.3% 3.5% 29.3% Net Income R$ million (210) 615 (259) - -19% 405 70 1,429 Fre e Ca sh Flow (4) R$ million 1,685 (57) 259 - 551% 1,628 685 2,969 EBITDA ma rgin pro-forma(2) % 58% 55% 45% 3 p.p. 14 p.p. 54% 41% 56% Pulp Sa les 000 t 1,768 1,591 1,534 11% 15% 3,359 2,841 6,730 Net Revenue s R$ million 4,722 3,693 2,775 28% 70% 8,416 4,849 15,306 Ke y Figures Unit 2Q18 1Q18 2Q17 2Q18 vs 2Q18 vs 6M18 6M17 Last 12 months

2Q18 Earnings Contents Executive Summary ................................................................................................................... 4 Pulp Market ................................................................................................................................ 5 Production and Sales ................................................................................................................. 5 Analysis of Results ..................................................................................................................... 6 Financial Result.......................................................................................................................... 9 Net (Loss) Income .................................................................................................................... 11 Debt ......................................................................................................................................... 12 Capital Expenditure .................................................................................................................. 14 Free Cash Flow ........................................................................................................................ 15 ROE and ROIC ........................................................................................................................ 15 Capital Markets ........................................................................................................................ 16 Appendix I – Revenues vs. Volume vs. Price* ......................................................................... 18 Appendix II – Income Statement .............................................................................................. 19 Appendix III – Balance Sheet ................................................................................................... 20 Appendix IV – Cash Flow ......................................................................................................... 21 Appendix V – Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction 527/2012)....... 22 Appendix VI – Financial and Operating Data ........................................................................... 23 3

2Q18 Earnings Executive Summary The second quarter of the year was marked by a continuation of the market’s positive fundamentals. Demand remained solid in key markets, supporting the 11% growth in the Company’s sales volume compared to the prior quarter. The impact from the truckers’ strike, of approximately 250 thousand tons, exacerbated supply constraints, which already had been affected by other unscheduled downtimes and by the technical limitations of the operations. A significant widening of the spread between hardwood and softwood pulp in Europe, which ended the quarter at US$150/ton, also was observed. The combination of higher sales, higher net pulp price and the appreciation in the average exchange rate of the USD against the BRL of 11% supported the 37% growth in EBITDA compared to 1Q18 and the free cash flow in the period of R$1.7 billion. As a result, the leverage ratio continued to fall, to 1.58x, which is the lowest level since 3Q15, when investments in the H2 Project were still in the initial phase. In 2Q18, pulp production volume came to 1,600 thousand tons, stable compared to 1Q18, mainly due to the effect from the truckers’ strike (-67 thousand tons), the higher impact from the scheduled inspection of Line 2 of the Três Lagoas Unit, with these offsets by the lower impact from scheduled downtimes, the higher number of production days, the paring back of the planned reduction in production at the Aracruz Unit and the ramp-up curve of the new line Horizonte 2. Compared to 2Q17, the 20% increase is mainly due to the startup of the new line Horizonte 2, which was partially offset by the impact from scheduled downtimes, the truckers’ strike and the planned reduction in production this quarter at the Aracruz Unit, as previously announced to the market. Sales volume amounted to 1,768 thousand tons, growing 11% from 1Q18, which is explained by the higher volumes sold to Asia and North America, with this factor partially offset by the effects from the truckers' strike. Compared to 2Q17, the 15% increase in sales volume reflects the startup of Horizonte 2, supported by the good performance of demand, especially from Asia. In the quarter, sales volume from the agreement with Klabin came to 186 thousand tons (1Q18: 160 thousand tons). Pulp inventories at the end of the quarter stood at 1,260 thousand tons, equivalent to 56 days, (1Q18: 1,234 thousand tons, 55 days | 2Q17: 890 thousand tons, 52 days). Cash production cost in the quarter came to R$668/ton, down 6% from 1Q18, mainly due to the lower impact from scheduled maintenance downtimes and inspection and the better result from utilities (energy sales), with these factors partially neutralized by the truckers' strike, which had an impact of R$31/ton, and by the effects from the appreciation in the average exchange rate of the USD against the BRL. Compared to 2Q17, cash cost was nearly stable. Excluding the effects from the scheduled downtimes and the truckers’ strike, cash production cost was R$598/t in 2Q18, down 4% and 9% from the ex-downtimes cash cost in 1Q18 and 2Q17, respectively (see page 7 for more details). Record adjusted EBITDA in 2Q18 came to R$2,499 million, advancing 37% on 1Q18, due to the appreciation in the average exchange rate of the USD against the BRL of 11% in the period, the higher average net pulp price in USD and the higher sales volume, with these factors partially neutralized largely by the higher cash COGS. EBITDA margin stood at 58% excluding pulp sales from Klabin and at 53% including this effect. Compared to 2Q17, the 133% increase in Adjusted EBITDA is mainly explained by the 32% increase in the average net price in USD, the higher sales volume and the 12% appreciation in the average exchange rate of the USD against the BRL, with these factors partially offset by the higher cash COGS (see page 6 for details). Free Cash Flow before expansion capex for Horizonte 2, logistics projects, land acquisition and dividends was a record totaling R$1,685 million in the quarter, compared to negative R$57 million in 1Q18 and positive R$259 million in 2Q17, primarily due to the positive variation in working capital and the higher EBITDA (see page 15 for details). The net financial result was an expense of R$2,239 million in 2Q18, compared to a net financial expense of R$270 million in 1Q18 and a net financial expense of R$789 million in 2Q17. The variations in relation to the previous quarter and prior year are mainly explained by the higher impact from exchange variation on debt and by the hedge result. Gross debt translated into USD stood at US$5,452 million, down 4% from 1Q18. Fibria ended the quarter with a cash position, including the mark-to-market 4

2Q18 Earnings adjustment of derivatives and net debt of R$3,580 million, of US$1,872 million, down 7% and 6% from 1Q18 and 2Q17, respectively. Continuing its deleveraging process, Fibria ended the quarter with a ratio of net debt to EBITDA of 1.58x in USD and 1.83x in BRL. As a result of the aforementioned, Fibria posted a net loss of R$210 million in 2Q18, compared to net income of R$615 million in 1Q18 and a net loss of R$259 million in 2Q17. Pulp Market The second quarter of 2018 was marked by continued firm pulp demand in key markets, with many clients seeking to increase pulp volumes throughout the period. However, supply lagged demand in the period. Inventories, which already were low in the market due to problems with wood availability and technical problems in the first few months of the year, were further stressed by the truckers' strike in Brazil in May, which forced the partial or full downtimes at all pulp mills in the country. An estimated 250,000 tons of hardwood pulp were suddenly removed from the market as a result of the strike. The period also was marked by downtimes and unexpected extensions of maintenance downtimes, which, combined with the volumes lost during the strike, made 630,000 tons of hardwood pulp no longer available in the market in 2Q18. PIX/FOEX pulp price in Europe ended June at US$1,050 per ton, an increase of US$20 per ton in the quarter. In China, PIX/FOEX climbed US$10 per ton during the period, reaching US$770 per ton. Softwood pulp registered an upward trend in PIX/FOEX prices in Europe, with implementation of the series of price increases announced by European and U.S. producers, and a market situation very similar to that of hardwood pulp: firm demand and supply constraints. Accordingly, the difference between the prices of softwood and hardwood pulp in Europe increased by US$88 per ton between April and June, to US$150 per ton. In China, although it was recorded a slight reduction in the gap between the two fibers during the quarter, the difference of US$115 per ton at the end of the period reflected a level above the historical average. Despite the seasonally weaker demand during summer in the northern hemisphere, the combination of inventories below historical levels for the period at both pulp producers and paper producers, the recovery in economic activity in September and the additional demand created by the startup of new tissue machines in the recent months and in the second half, should support a continuation of the scenario of strong and growing demand. Production and Sales Production ('000 t) 2Q18 1Q18 2Q17 6M18 6M17 1Q18 2Q17 months Dom es tic Market Pulp 174 174 171 0% 2% 348 312 698 In 2Q18, pulp production volume came to 1,600 thousand tons, stable in relation to 1Q18, mainly due to the impact from the truckers’ strike (-67 thousand tons) and to the higher impact from the scheduled inspection on Line 2 at the Três Lagoas Unit, with these factors offset by the lower impact from scheduled downtimes (2Q18: Jacareí | 1Q18: Mills A, B and C of the Aracruz Unit and Line 1 of the Três Lagoas Unit), the higher number of production days (2Q18: 91 days | 1Q18: 90 days), the paring back of the planned reduction in production at the Aracruz Unit and the ramp-up curve of the new line Horizonte 2. Compared to 2Q17, the 20% increase is explained primarily by the startup of the new line Horizonte 2, which was partially neutralized by 5 Export Market Pulp 1,594 1,417 1,363 12% 17% 3,011 2,529 6,032 Total sales 1,768 1,591 1,534 11% 15% 3,359 2,841 6,730 2Q18 vs 2Q18 vs Last 12 Pulp 1,600 1,588 1,330 1% 20% 3,188 2,534 6,296 Sales Volume ('000 t)

2Q18 Earnings the impacts from scheduled downtimes (none in 2Q17), the truckers’ strike and the planned reduction in output at the Aracruz Unit this quarter, as part of the planned reduction of 200 thousand tons for 2018, announced to the market previously. Pulp inventories ended the quarter at 56 days (1Q18: 55 days | 2Q17: 52 days) or 1,260 thousand tons. The schedule of maintenance downtimes and inspection at Fibria units through 2019 follows: 12 months 15 months (1) Veracel is a joint operation betw een Fibria (50%) and StoraEnso (50%) and the total capacity is 1,120 thousand ton/year Sales volume amounted to 1,768 thousand tons, up 11% from 1Q18, due to the continued good demand and the higher volumes sold to Asia and North America. Compared to 2Q17, the 15% increase reflects the startup of Horizonte 2, supported by solid demand from all markets, especially Asia. As mentioned previously, sales volume in the quarter was adversely affected by the truckers’ strike. In the quarter, sales volume from the agreement with Klabin came to 186 thousand tons (1Q18: 160 thousand tons). In 2Q18, Asia accounted for 45% of net revenue, followed by Europe with 30%, North America with 16% and Latin America with 9%. Analysis of Results Net Revenues (R$ million) 2Q18 1Q18 2Q17 6M18 6M17 1Q18 2Q17 months Export Market Pulp 4,312 3,320 2,505 30% 72% 7,632 4,369 13,884 Portocel 23 25 24 -7% -2% 49 47 94 Net revenue amounted to R$4,722 million in 2Q18, advancing 28% on 1Q18, due to the 11% appreciation in the USD against the BRL, the higher sales volume (+11%), as mentioned above, and the 4% increase in the average net pulp price in USD. Compared to 2Q17, net revenue increased 70% as a result of the 32% increase in the average net pulp price in USD, the growth in sales volume (+15%) due to primarily the startup of the new line Horizonte 2 and the 12% appreciation in the USD against the BRL. Cost of goods sold (COGS) related to production increased 21% from 1Q18, due to: i) the higher sales volume from both Fibria’s production and the Klabin volumes sold (2Q18: 186 thousand tons | 1Q18: 160 thousand tons); ii) the effect from higher prices in the market on the Klabin volumes sold; and iii) the effect from inventory turnover, given the higher impact on the result of the cash production cost of R$708/ton for 1Q18; Compared to 2Q17, the 25% increase is due to the higher sales volume (+15%) and higher price in the market of the Klabin volumes sold. Freight costs increased 7% compared to 1Q18, mainly due to the higher sales volume and the 11% appreciation in the average exchange rate of the USD against the BRL, with these factors offset by the improvement in logistics operations which transport the new production line Horizonte 2, including a higher 6 Total 4,722 3,693 2,775 28% 70% 8,416 4,849 15,306 Total Pulp 4,699 3,668 2,751 28% 71% 8,367 4,802 15,212 2Q18 vs 2Q18 vs Last 12 Dom es tic Market Pulp 387 348 246 11% 58% 735 434 1,328 2019 1Q19 2Q19 3Q19 4Q19 2018 1Q18 2Q18 3Q18 4Q18 No maintenance downtime 2017 1Q17 2Q17 3Q17 4Q17 No maintenance downtime No maintenance downtime No maintenance downtime 2016 1Q16 2Q16 3Q16 4Q16 Mills - capacity Aracruz A - 590 kt Aracruz B - 830 kt Aracruz C - 920 kt Jacareí - 1,100 kt No maintenance downtime Três Lagoas L1 - 1,300 kt Três Lagoas L2 - 1,950 kt Veracel - 560(1) kt

2Q18 Earnings utilization of T-32 warehouse. The improvement supported a 4% reduction in the per-ton freight cost in the quarter. Compared to 2Q17, the 47% increase in freight cost was due to: i) the sales mix, with higher volumes sold to Asia and higher volumes sold from Horizonte 2, the latter due to the fact that the new plant is located farther inland than the other units (longer distance to ports); and ii) the 12% appreciation in the average exchange rate of the USD against the BRL. Cash production cost in 2Q18 was R$668/ton, down 6% from 1Q18, mainly reflecting the lower impact from scheduled maintenance downtimes and the better result from energy sales (2Q18: R$37/ton | 1Q18: R$29/ton), with these factors partially offset by the impact from the appreciation in the average USD/BRL exchange rate (+R$13/ton). Compared to 2Q17, cash production cost was practically stable when recording an increase of 1%, due to: i) the higher impact from scheduled maintenance downtimes (2Q18: Jacareí and scheduled inspection of Line 2 at Três Lagoas | 2Q17: lack of scheduled downtimes); ii) the higher cost of chemicals and energy, especially due to higher prices of caustic soda and natural gas; and iii) the appreciation in the average USD/BRL exchange rate. These effects were partially offset by the lower wood cost, lower fixed costs and higher income from utilities (energy sales) due to the startup of the new line Horizonte 2. Inflation in the last 12 months measured by the IPCA index stood at 4.39% in the period. Bear in mind that the company is undergoing a period of non-recurring higher wood costs at the Aracruz Unit, as already informed to the market previously. As already announced through the Notice to the Market of May 25, 2018, the Company was operationally impacted by a truckers' strike occurred in Brazil, which generated a non-recurrent effect on the cash production cost in the quarter of R$31/ton. The strike imposed constraints mainly on the supply of inputs to plants, forcing adjustments on the production rates, especially at Jacareí and Três Lagoas Units, resulting on an impact of 67 thousand tons on the production of the period. These constraints triggered lower efficiency on the consumption of chemicals, higher energy consumption and the consumption of wood from Losango at the Aracruz (impact on the average wood supply radius), lower surplus energy generation, higher prices of certain inputs and lower dilution of fixed costs given the lower production volume. Excluding the effects from the scheduled downtimes and the truckers’ strike, cash production cost stood at R$598/ton in 2Q18, down 4% and 9% from the ex-downtimes cost in 1Q18 and 2Q17, respectively. Cash Cost (R$/t) 708 Higher results with utilities (energy sales 2Q18: R$ 37/t | 1Q18: R$ 29/t) (11) 660 668 Others 1 Trucker's strike (31) 2Q17 1Q18 2Q18 Cash cost ex-downtime (R$/t) 660 Truckers' strike impact Exchange rate 11 Fixed cost dilution (Horizonte 2 start up) (15) 2Q17 1Q18 2Q18 Maintenance and inspection downtimes 39 Truckers' strike (31) 7 2Q18 - e x-schedule d downtime and ex-trucker's strike 598 Others 1 2Q18 668 Maintenance downtimes and inspection (39) Wood (lower distance from forest to mill; 2Q18: 265 km | 2Q17: 328 km) (49) Higher results with utilities (energy sales: 2Q18: R$ 37/t | 2Q17: R$ 27/t) (12) 626 629 31 598 Pulp Cash Cost R$/t 2Q17 660 Chemicals and energy 33 2Q18 - e x-schedule d downtime and ex-trucker's strike 598 2Q18 668 Maintenance downtimes and inspection (39) Maintenance and inspection downtimes (43) Pulp Cash Cost R$/t 2Q18 708 Exchange rate 13

2Q18 Earnings Production Cash Cost 2Q18 Production Cash Cost 2Q17 Other Fixed 4% Other Fixed Personnel 5% Maintenance 12% Personnel 6% Maintenance 10% 3% Other Variable 3% 21% Wood 45% 20% Other Variable 2% Energy 5% Wood 53% 79% Energy 8% 80% Chemicals 20% Chemicals 23% Variable costs Fixed costs Selling expenses came to R$222 million in 2Q18, up 20% on 1Q18, reflecting the higher sales volume, higher expenses with terminals for export and the 11% appreciation in the average exchange rate of the USD against the BRL. Compared to 2Q17, selling expenses rose 69%, mainly due to the additional sales volume from the new line Horizonte 2, the higher expenses with terminals for export and the 12% appreciation in the USD against the BRL. These two last factors explained the increase on selling expenses per ton of 47% when compared to 2Q17. Selling expenses as a ratio of net revenue remained stable at 5% in relation to 1Q18 and 2Q17. General and administrative expenses came to R$94 million, increasing 27% from 1Q18, primarily due to the higher expenses with outsourced services. Compared to 2Q17, in addition to the higher expenses with outsourced services, expenses with payroll and charges also increased. In a per ton basis, the increase was 14% and 20% higher than 1Q18 and 2Q17, respectively. General and administrative expenses as a ratio of net revenue stood at 2%, stable in relation to 1Q18. Other operating income amounted to R$28 million in 2Q18, compared to other operating expenses of R$66 million in 1Q18 and of R$242 million in 2Q17. The variation compared to both periods is mainly explained by the positive impact from the revaluation of biological assets in the quarter. Adjusted EBITDA (R$ and US$ million) and EBITDA Margin (%)(1) Adjusted EBITDA/t(1) 58% 55% 45% 2,499 1,580 2Q18 1Q18 2Q17 2Q18 1Q18 2Q17 EBITDA (R$ million) EBITDA (US$ million) EBITDA R$/tonEBITDA US$/ton (1) Excludes volume sold due to the agreement with Klabin Adjusted EBITDA in 2Q18 amounted to R$2,499 million, with adjusted EBITDA margin of 58% (excluding income from the contract with Klabin). The increase of 37% compared to 1Q18 is explained by the 11% appreciation in the average exchange rate of the USD against the BRL, the higher sales volume and the 4% increase in the average net price in USD, with these factors partially offset by the higher cash COGS and the increase in selling expenses, which were also partially affected by the higher sales volume, and general and administrative expenses. Compared to 2Q17, the 133% growth in Adjusted EBITDA is 8 1,275 438 804 393 250 1,824 770 1,071 562 333

2Q18 Earnings mainly explained by the 32% increase in the average net price in USD, the 15% growth in sales volume due in large part to the startup of Horizonte 2 and the 12% appreciation in the average exchange rate of the USD against the BRL, with these factors partially neutralized by the increase in cash COGS. The following chart presents the main variations in the quarter: Adjusted EBITDA 2Q18 vs. 1Q18 (R$ million) 616 94 2,531 2,499 1,824 1,783 1Q18 Adjusted EBITDA Non-recurring effects / non-cash (1) 1Q18 EBITDA Volume COGS S&M G&A Other oper. Expenses 2Q18 EBITDA Non-recurring 2Q18 Adjusted Price/Exchange Variation effects / non-cash(1) EBITDA (1) Write-down of property, plant and equipment, provisions for ICMS tax credit losses, equity income, tax credits, reappraisal of biological assets and recovery of contingencies. Financial Result 1Q18 2Q17 Interest on financial investments 70 54 95 124 187 30% -26% -34% Financial Expe nses (275) (262) (217) (537) (455) 5% 27% 18% Interest - loans and financing (foreign currency) (136) (116) (115) (252) (217) 17% 18% 16% Monetary and Exchange Variations (1,502) (78) (451) (1,580) (247) - - - Foreign Exchange Variations - Other 250 (20) 44 230 (25) - - - (1) Change in the marked to market (2Q18: R$ (472) million | 1Q18: R$ 20 million | 2Q17: R$ (193) million, added to received and paid adjustments. (2) Capitalized interest due to property, plant and equipment in progress. Interest income came to R$70 million in 2Q18, 30% higher than in 1Q18, reflecting the higher balance of cash and financial investments due to the new borrowings made in the period. Although the cash position grew 23% compared to 2Q17 (excluding the mark-to-market adjustment of hedge instruments), the 26% reduction in interest income is explained by the higher concentration of cash in Brazil, which was affected by the country’s declining interest rates. Interest expenses from borrowings amounted to R$278 million in 2Q18, increasing R$13 million compared to 1Q18, due to the increase in LIBOR, higher gross debt effect (higher basis for interest calculation) and weaker local currency, which consequently affected the recognition of interest owed on foreign-denominated debt. The effect was partially offset by the lower basic interest rate in Brazil. Compared to 2Q17, interest expenses, excluding capitalized interest, remained stable. The effects from exchange variation on the debt balance adversely reduced the Company’s financial result by R$1,752 million in the quarter, due to the 16% depreciation in the price of the BRL against the USD (2Q18: R$3.8558 | 1Q18: R$3.3238). The mark-to-market adjustment of derivative instruments on June 30, 2018 was an expense of R$318 million (with a R$219 million expense from operating hedge, a R$242 million expense from debt hedge and R$143 million in income from embedded 9 Other Financial Income / Expenses (52) (41) (36) (93) (50) 27% 44% - Net Financial Result (2,239) (270) (789) (2,509) (458) 729% 184% - Foreign Monetary and Exchange Variations - Debt (1,752) (58) (495) (1,810) (222) - - - Capitalized interest(2) 3 3 60 6 106 - - - Interest - loans and financing (local currency) (142) (149) (162) (291) (344) -5% -12% -15% Hedging(1) (480) 57 (180) (423) 107 - - - (R$ million) 2Q18 1Q18 2Q17 6M18 6M17 2Q18 vs 2Q18 vs 6M 18 vs 6M 17 Financial Income (including hedge result) (410) 111 (85) (299) 294 - - - 413(319)(37)(20) (32) (42)

2Q18 Earnings derivatives), compared to the R$154 million income from the mark-to-market adjustment at March 31, 2018, representing a negative variation between periods of R$472 million. This variation was mainly due to the depreciation in the BRL against the USD compared to 1Q18 (2Q18: R$3.8558 | 1Q18: R$3.3238). The net effect on cash, which refers to the settlement of operations coming due in the period, was positive in R$8 million (R$14 million expense from debt hedge and R$6 million in income from operating hedge). The following table reflects the position of derivative hedging instruments at the end of June: Sw aps Maturity US Dollar Fixed jan/35 $ 757 $ 757 R$ 143 R$162 Pay US Dollar CPI jan/35 $ 757 $ 757 R$ - R$ - Zero-cost collar operations remained adequate given the current scenario for the local currency, especially given the volatility in the USD, since they allow for currency hedging at rates favorable to the Company while minimizing any adverse effects in the event of sharp appreciation in the BRL. The instruments allow for currency hedging at rate bands favorable to cash flow, within which Fibria neither pays nor receives the adjustment. In addition to protecting the Company in such scenarios, this characteristic also allows it to capture larger benefits in export revenues if the USD were to strengthen. Currently, these operations, which have a maximum term of 16 months, cover 44% of the net foreign exchange exposure, and their sole purpose is to protect against cash flow exposure. The following table shows the instrument’s exposure through the contract expiration date and the respective average strikes per quarter: Settled in Settled in Settled inSettled inSettled in Settled in 1Q182Q18 Maturity 10 Settled in Settled inTo beTo beTo beTo beTo beTo beTotal 3Q184Q181Q192Q193Q194Q19 Notional (USD MM)50254470573549522580152,255 Strike put avg.3.223.153.183.183.163.193.303.473.18 Strike call avg.4.524.484.234.284.074.054.064.074.19 Cash impact on settlement (R$ million)436-------Net (a+b+c+d)R$ (318) R$154 Embedded Derivatives Total (d)R$143 R$162 Notional (MM)Fair Value jun/18mar/18jun/18mar/18 Receive Brazilian Real CDI (1)aug/20R$ 335 R$ 338 R$582 R$579 Brazilian Fixed (2)jul/19R$73 R$90 R$70 R$86 Brazilian Real IPCA (3)sep/23R$ 1,072 R$ 1,065 R$ 1,112 R$ 1,177 Receive Total (a)R$ 1,764 R$ 1,842 Pay US Dollar Fixed (1) aug/20 $ 171 $ 172 R$ (837) R$ (716) US Dollar Fixed (2) jul/19 $ 32 $ 39 R$ (117) R$ (122) Brazilian Real CDI (3) sep/23 R$ 1,028 $ 1,028 R$ (1,052) R$ (1,072) Pay Total (b)R$ (2,006) R$ (1,910) Net (a+b)R$ (242) R$(68) Option US Dollar Optionsaté 16M$ 2,255 $ 1,964 R$ (219) R$60 Options Total (c)R$ (219) R$60 Embedded Derivatives - Forestry Partnership and Standing Timber Supply Agreements Receive

2Q18 Earnings Meanwhile, the derivative instruments used to hedge debt (swaps) are designed to transform BRL-denominated debt into USD-denominated debt or to protect existing liabilities against adverse fluctuations in interest rates. Accordingly, all of the long legs of the swap correspond to the flows from the liabilities hedged. The fair value of these operations corresponds to the net present value of the expected flows until maturity (average of 54 months in 2Q18) and therefore has a limited cash impact. Forestry partnership agreements and standing-timber supply agreements entered into on December 30, 2013 are denominated in USD per cubic meter of standing timber, adjusted by U.S. inflation measured by the Consumer Price Index (CPI), which is not related to inflation in the economic environments where the forests are located, which therefore constitutes an embedded derivative. Such instrument, which is presented in the above table, consists of a swap contract with the short leg consisting of the variations in the U.S. CPI during the period of the aforementioned agreements. See note 5 of the 2Q18 Financial Statements for more details and for a sensitivity analysis of the fair value in the event of a substantial variation in the U.S. CPI. All financial instruments were entered into in accordance with the guidelines established by the Market Risk Management Policy, and are conventional instruments without leverage or margin calls, duly registered with the São Paulo Stock Exchange (B3 - Brasil, Bolsa, Balcão), and only have a cash impact upon their respective maturities and amortizations. The Company’s Governance, Risk and Compliance Department is responsible for complying with and controlling positions involving market risk and functionally reports directly and independently to the Chairman of the Board, ensuring the applicability of the policy. Fibria’s Treasury Department is responsible for executing and managing the financial operations. Net (Loss) Income In 2Q18, the Company posted a net loss of R$210 million, compared to net income of R$615 million in 1Q18 and of R$259 million in 2Q17. The variation in relation to 1Q18 is mainly explained by the larger financial loss, due to exchange variation on the debt and on the derivatives mark-to-market, in turn due to the real depreciation against the dollar of 16%, which was partially offset by the higher operating income. Compared to 2Q17, the positive variation is mainly associated with the higher operating income, which offset the financial loss, due to the real depreciation against the dollar. In terms of earnings per share, i.e. excluding depreciation, depletion, inflation adjustment and exchange variation (see the reconciliation on page 23), net income was 36% higher than in 1Q18, which is explained by the 11% appreciation in the average exchange rate of the USD against the BRL, the 4% increase in the average net price and the higher sales volume. Compared to 2Q17, the 131% increase is mainly explained by the 32% increase in the average net price in USD, the 15% growth in sales volume and the 12% appreciation in the average exchange rate of the USD against the BRL. The following chart shows the main factors influencing net income (loss) in 2Q18, beginning with Adjusted EBITDA in the same period: 2,499 (712) Deprec.,amortiz. And depletion Adjusted EBITDA 2Q18 ∆ Exchange variation debt ∆ MtM derivateves Net Interest Income tax Other (1) Loss 2Q18 (1)Includes other exchange variations and inflation adjustments, other financial income/expenses and other operating income/expenses. 11 (1,752) (480) (210) (205) 210 230 ZCC Swap

2Q18 Earnings Debt Mar/18 Jun/17 11% 12% Gross Debt R$ million 21,023 18,922 18,788 Gross Debt in US$(1) R$ million 13,136 11,455 12,360 15% 6% Cost of debt (foreign currency) (2) % p.a. 4.6% 4.5% 4.2% 0.1 p.p. 0.4 p.p. Short-term de bt % 8% 6% 8% 2 p.p. 0 p.p. Cash and market securities in US$ R$ million 3,042 2,620 2,613 16% 16% Cash and cash Equivalents (3) R$ million 7,219 6,148 6,184 17% 17% Net Debt/EBITDA (in R$) x 1.83 2.08 3.85 -0.3 -2.0 (1) Includes BRL to USD sw ap contracts. The original debt in dollars w as R$ 12,568 million (60% of the total debt) and debt in reais w as R$ 8,455 million (40% of the debt). (2 The costs are calculated considering the debt sw ap. (3) Includes the f air value of derivative instruments. (4) For covenant purposes. On June 30, 2018, gross debt stood at R$21,023 million, increasing by R$2,101 million or 11% from the close of 1Q18, mainly due to the 16% depreciation in the BRL against the USD, generating an exchange variation loss of R$1,752 million, and to disbursements by the BNDES in the quarter. The following chart shows the changes in gross debt during the quarter: Gross Debt (R$ million) 21,023 1,752 Gross Debt Mar/2018 Loans Principal Payment Interest PaymentInterest Accrual Foreign Exchange Variation Gross Debt Jun/2018 The leverage ratio, measured by the ratio net debt/LTM EBITDA, fell to 1.58x in USD and to 1.83x in BRL on June 30, 2018 (vs. 2.02x in USD and 2.08x in BRL in 1Q18). The total¹ average cost of debt measured in USD was 4.3% p.a. (Mar/18: 4.1% p.a. | Jun/17: 3.7% p.a.), composed of the average cost of bank debt in local currency of 9.3% p.a. (Mar/18: 8.4% p.a. | Jun/17: 9.1% p.a.) and of the cost in foreign currency of 4.6% p.a. (Mar/18: 4.5% p.a. | Jun/17: 4.2% p.a.). The following charts show Fibria’s debt by instrument, index and currency (including debt swaps): 12 18,922 454 278 (124) (259) Net Debt/EBITDA (in US$)(4) x 1.58 2.02 3.75 -0.4 -2.2 Net Debt R$ million 13,804 12,774 12,604 8% 10% Fair value of derivative instruments R$ million (318) 154 50 - - Cash and market securities in R$ R$ million 4,495 3,374 3,521 33% 28% Cost of debt (local currency) (2) % p.a. 9.3% 8.4% 9.1% 0.9 p.p. 0.2 p.p. Average maturity months 57 59 55 -2 2 Gross Debt in R$ R$ million 7,887 7,467 6,428 6% 23% Unit Jun/18 Mar/18 Jun/17 Jun/18 vs Jun/18 vs

2Q18 Earnings Gross Debt by Index Gross Debt by Currency(2) Gross Debt by Type 16% 1% 23% 23% 3% 21% 38% 8% 62% 36% 12% 42% Pre-Payment Bond Finnvera ARC ACC BNDES NCE Others Libor TJLP Others Pre Fixed CDI Local currency Foreign currency (1)Total average cost, considering debt in reais adjusted by the market swap curve. (2)Considers the debt with swap in foreign currency. The average maturity of total debt was 57 months in Jun/18, compared to 59 months in Mar/18 and 55 months in Jun/17. The following chart shows the debt amortization schedule of Fibria’s total debt: Amortization Schedule (R$ million) 8,537 Revolver Cash on hand1 2,703 2,601 2,536 Liquidity 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 (1)Not including the mark-to-market of hedging instruments. The balance of cash and cash equivalents on June 30, 2018 was R$7,219 million, including the R$318 million loss from the mark-to-market adjustment of hedge instruments. Excluding the effect from the mark-to-market adjustment of cash, 60% was invested in local currency, government bonds and fixed-income instruments, while the remainder was invested in short-term investments abroad. The Company has one untapped revolving credit facility in local currency in the amount of R$1 billion, which is available through 2021, at a cost of CDI plus 2.5% p.a. when used (0.40% p.a. while on stand-by). These funds, although untapped, help to improve the company’s liquidity conditions. As a result, the current cash position of R$7,219 million plus this line of R$1 billion amounts to a readily available cash position of R$8,219 million. Accordingly, the ratio of cash (including the stand-by credit facilities) to short-term debt stood at 4.8x at June 30, 2018. The following chart shows the evolution in Fibria’s net debt and leverage ratio since June 2017: 13 1,000 2,837 2,871 7,537 2,433 352 413 266 58 2,645 1,028 1,864 2,107 200 2,485 2,458 1,969 1,622 700 487 1,508 1,482 811 737 458 242 1,907

2Q18 Earnings Net Debt / EBITDA (x) (R$) 3.85 3.28 (US$) 3.75 3.24 2.49 2.08 1.83 2.41 2.02 1.58 13,804 3,580 Jun/17 Sep/17 Dec/17 Mar/18 Jun/18 Net Debt (R$ million) Net Debt (US$ million) Capital Expenditure 1Q18 2Q17 6M 17 months Forest Expansion - H2 Project - - 52 - - - 116 - 122 Safety/Environment 11 11 14 2% -20% 22 20 7% 49 Maintenance, IT, Modernization 154 110 122 40% 27% 263 261 1% 486 IT 4 2 2 82% - 6 3 126% 19 Subtotal Maintenance 645 515 502 25% 29% 1,160 963 20% 2,258 Pulp logistics 4 158 7 - - 162 17 - 193 Capital expenditure (capex) in the quarter came to R$1,187 million, up 51% from 1Q18, due to the acquisition of an agrarian base for the purpose of minimizing risks and capturing gains for current operations or having options for growing the business. Furthermore, forest maintenance expenditures increased 22%, due to higher purchases of standing timber, which were partially offset by the lower investments in pulp logistics. Compared to 2Q17, the same factors explain the increase of 13%, which was partially offset by the lower investments related to the Horizonte 2 Project. As disclosed by the Company, due to que acquisition of the previously mentioned agrarian base, the estimated capex for 2018 was updated to R$4,080 million. 14 Others001-93%-97%12-66%4 Total Capex1,1877871,05251%13%1,9742,402-18%4,241 Land purchase429----4292-445 Modernization131332-4%-59%2673-64%52 Maintenance137948845%55%23118525%416 Forestry Renewal48039536622%31%87568228%1,722 Subtotal Expansion109113542-4%-80%2221,418-84%1,341 (R$ million)2Q181Q182Q172Q18 vs2Q18 vs6M186M176M 18 vsLast 12 Industrial Expansion - H2 Project109113490-4%-78%2221,303-83%1,219 12,604 12,238 12,331 12,774 3,810 3,863 3,728 3,843

2Q18 Earnings Horizonte 2 The learning curve of the new pulp production line Horizonte 2 was concluded in May, complying the 9 months estimated by the Company. The production in the quarter came to 398 thousand tons in 2Q18, which was affected by the extension of the scheduled downtime for inspection, which resulted in 6 fewer production days (approximately 36 thousand tons), and by the slowdown caused by the truckers' strike. Despite these effects, surplus energy from the new production line amounted to 87 MWh in 2Q18. The expansion capex of the Horizonte 2 Project still to be disbursed amounts to US$63 million (R$215 million) and US$94 million (R$361 million) in funds to be withdrawn from the financing facilities of the BNDES and FDCO. Free Cash Flow 1Q18 2Q17 6M 17 months (-) Total Capex (1,187) (787) (1,053) 51% 13% (1,974) (2,402) -18% (4,245) (-) Interest (paid)/received (233) (147) (273) 59% -15% (380) (307) 24% (845) (+/-) Working Capital 105 (1,199) (26) - - (1,094) 256 - (1,400) Land acquisition Capex 424 - - - - 424 - - 424 Pulp logistics 4 158 9 - -57% 162 20 708% 196 Record free cash flow reached R$1,685 million in 2Q18 (excluding effects from Horizonte 2 CAPEX, land acquisition, pulp logistics and dividends), compared to negative free cash flow of R$57 million in 1Q18 and of R$259 million in 2Q17. The positive result in the quarter is mainly explained by the positive variation in working capital and by the increases of 37% and 133% in EBITDA compared to 1Q18 and 2Q17, respectively. Considering free cash flow before capex for the Horizonte 2 Project, land acquisition, pulp logistics and dividends, LTM free cash flow yield stood at 7.4% in BRL and 8.6% in USD. ROE and ROIC In terms of return indicators, certain accounting adjustments should be observed, considering the differences in accounting treatment under IFRS standards (CPC 29 | IAS 41). 1Q18 2Q17 IAS 41 adjustments(1) R$ million 155 120 (101) 29% - Capex ex-H2 Project LTM(2) R$ million (2,266) (2,064) (2,137) 10% 6% Income Tax LTM R$ million (37) (36) (101) 2% -64% (1) Average of the last f our quarters. (2) Calculation excludes non-recurrent Horizonte 2 Project, modernization projects, pulp logistics project and non-recurrent land acquisition. 15 ROE%29.3%21.4%3.5%7.9 p.p.25.8 p.p. Adjusted Income LTM (ex-payed interest)R$ million 4,4133,148483 40%813% Net interest LTMR$ million (845) (884)(557) -5%52% Adjusted EBITDA LTMR$ million 7,5616,1333,277 23%131% Shareholders' Equity (adjusted)R$ million 15,05914,72413,940 2%8% Return on EquityUnit2Q181Q182Q172Q18 vs2Q18 vs Shareholders' Equity(1)R$ million 14,90514,60414,041 2%6% Ajusted Free Cash Flow1,685(57)259-551%1,628685138%2,968 Dividends2600395--34%260395-34%260 (+/-) Others(25)(10)(2)159%-(35)4-(28) Free Cash Flow888(328)(688)--560(1,149)-747 Project H2 Capex109113543 -4%-80% 2221,418 -84% 1,341 (-) Income tax(10)(9)(9)11%8%(19)(18)4%(37) (-) Dividends(260)(0)(395) --34% (260)(395) -34% (260) (R$ million)2Q181Q182Q172Q18 vs2Q18 vs6M186M176M 18 vsLast 12 Adjusted EBITDA2,4991,8241,07137%133%4,3231,714152%7,561

2Q18 Earnings 1Q18 2Q17 Total Assets R$ million 38,974 37,966 35,041 3% 11% Property, plant and equipment in progress(1) R$ million (451) (1,859) (4,861) -76% -91% Adjustment CPC 29(1) R$ million 234 182 (153) 29% - Capex ex-H2 Project LTM(2) R$ million (2,266) (2,064) (2,137) 10% 6% Adjusted Income LTM R$ million 5,258 4,033 1,041 30% 405% (1) Average of the last f our quarters. (2) Calculation excludes non-recurrent Horizonte 2 Project, modernization projects, pulp logistics project and non-recurrent land acquisition. Capital Markets Stocks Average Daily Trading Volume (US$ million) Average Daily Shares Volume (million shares) 120 16 14 12 10 100 80 60 8 6 4 2 0 40 20 0 Apr-18 May-18 Jun-18 Apr-18 May-18 Jun-18 B3 NYSE B3 NYSE Average daily trading volume in Fibria stock in 2Q18 was approximately 2.7 million shares, down 44% from 1Q18. Meanwhile, average daily financial trading volume in the stock was US$52.2 million, down 41% from 1Q18, of which US$30.7 million was on the São Paulo Stock Exchange (B3) and US$21.5 million on the New York Stock Exchange (NYSE). Total Free Float (B3 + NYSE) Votorantim S.A. 162,974,335 29.42 Treasury 631,633 0.11 Dom estic (Brazil) 31.21% Fore ign 68.79% Free Float 229,173,890 41.37 16 TOTAL 553,934,646 100.00 Board of Directors, Fiscal Council and Executive Officers 72,107 0.01 BNDESPar 161,082,681 29.08 Shareholders Structure Common Shares % Daily average 2Q18: 2.7 million shares Daily average 2Q18: US$52.2 million ROIC % 15.3% 12.6% 4.0% 2.7 p.p. 11.3 p.p. Income Tax LTM R$ million (37) (36) (101) - -64% Adjusted EBITDA LTM R$ million 7,561 6,133 3,277 23% 131% Adjusted Invested Capital R$ million 34,262 31,941 25,892 7% 32% Invested Capital R$ million 34,027 31,759 26,045 - 31% Liabilities (ex-debt)(1) R$ million (4,496) (4,348) (4,134) 3% 9% Return on Invested Capital Unit 2Q18 1Q18 2Q17 2Q18 vs 2Q18 vs

2Q18 Earnings On June 30, 2018, the Company's share capital was represented by 553,934,646 common shares. The number of shares comprising the free-float was 229,173,890 (41.37%), which is traded on the B3 and on the NYSE, 69% of which was held by foreign investors and 31% by local investors. The Company has 631,633 shares held in treasury. Fibria’s market capitalization was R$40.2 billion on June 29, 2018. Fixed Income Unit Jun/18 Mar/18 Jun/17 M ar/18 Jun/17 Fibria 2024 - Price USD/k 100.9 103.4 104.6 -2% -3% Fibria 2025 - Price USD/k 92.6 96.8 - -4% - Fibria 2027 - Price USD/k 99.4 103.9 102.4 -4% -3% 17 Treasury 10 y % 2.9 2.7 2.3 0.2 p.p. 0.6 p.p. Fibria 2027 - Yield % 5.6 5.0 5.2 0.6 p.p. 0.4 p.p. Fibria 2025 - Yield % 5.4 4.6 - 0.8 p.p. - Jun/18 vs Jun/18 vs Fibria 2024 - Yield % 5.1 4.6 4.5 0.5 p.p. 0.6 p.p.

2Q18 Earnings

On June 30, 2018, the Company's share capital was represented by 553,934,646 common shares. The number of shares comprising the free-float was 229,173,890 (41.37%), which is traded on the B3 and on the NYSE, 69% of which was held by foreign investors and 31% by local investors. The Company has 631,633 shares held in treasury. Fibria's market capitalization was R$40.2 billion on June 29, 2018.

Fixed Income

	Unit	Jun/18	Mar/18	Jun/17	*Jun/18 vs Mar/18*	*Jun/18 vs Jun/17*
Fibria 2024 - Yield	%	5.1	4.6	4.5	*0.5 p.p.*	*0.6 p.p.*
Fibria 2024 - Price	USD/k	100.9	103.4	104.6	*-2%*	*-3%*
Fibria 2025 - Yield	%	5.4	4.6	-	*0.8 p.p.*	-
Fibria 2025 - Price	USD/k	92.6	96.8	-	*-4%*	-
Fibria 2027 - Yield	%	5.6	5.0	5.2	*0.6 p.p.*	*0.4 p.p.*
Fibria 2027 - Price	USD/k	99.4	103.9	102.4	*-4%*	*-3%*
Treasury 10 y	%	2.9	2.7	2.3	*0.2 p.p.*	*0.6 p.p.*

17

2Q18 Earnings Appendix II – Income Statement Net Revenue 4,722 100% 3,693 100% 2,775 100% 28% 70% Foreign Sales 4,312 91% 3,320 90% 2,505 90% 30% 72% Cost related to production (2,234) -47% (1,849) -50% (1,788) -64% 21% 25% General and administrative (94) -2% (74) -2% (68) -2% 27% 38% Equity 1 0% 0 0% 0 0% - - Current Income taxes expenses (26) -1% (18) 0% (28) -1% 41% -7% Net Income (Loss) attributable to controlling equity interest (212) -4% 613 17% (262) -9% -135% -19% Depreciation, amortization and depletion 712 15% 620 17% 544 20% 15% 31% Fair Value of Biological Assets (90) -2% - 0% 211 8% 0% - Accruals for losses on ICMS credits 41 1% 34 1% 22 1% 21% 89% (*) Calculation excludes pulp sales from agreement hith Klabin Net Revenue 8,416 100% 4,849 100% 74% Foreign Sales 7,632 91% 4,369 90% 75% Cost related to production (4,083) -49% (3,312) -68% 23% Selling and marketing (407) -5% (237) -5% 72% Financial Result (2,509) -30% (458) -9% 448% Other operating (expenses) income (38) 0% (189) -4% -80% Current Income taxes expenses (44) -1% (48) -1% -7% Net Income (Loss) attributable to controlling equity interest 401 5% 65 1% 520% Depreciation, amortization and depletion 1,331 16% 980 20% 36% Fair Value of Biological Assets (90) -1% 223 5% -140% Accruals for losses on ICMS credits 75 1% 45 1% 66% (*) Calculation excludes pulp sales from agreement with Klabin 19 EBIT DA margin pro-forma4,32354%1,71441%152% Tax Incentive(1)0%(2)0%0% EBIT DA adjusted4,32351%1,71435%152% Property, Plant and Equipment disposal250%(48)-1%-153% EBIT DA4,31451%1,49631%188% Equity(1)0%(0)0%0% Net Income (Loss) attributable to non-controlling equity interest40%50%-22% Deffered Income taxes expenses(24)0%591%-140% Net Income (Loss)4055%701%479% LAIR4736%581%713% Equity10%00%0% General and administrative(168)-2%(127)-3%33% Freight(738)-9%(468)-10%58% Operating Profit3,59543%1,06822%237% Cost of sales(4,821)-57%(3,781)-78%28% Domestic Sales7839%48010%63% Income Statement - Consolidated (R$ million) 6M186M176M 18 vs R$AV%R$AV%6M 17 (%) EBIT DA margin pro-forma2,49958%1,82455%1,07145%37%133% Tax Credits/Reversal of provision for contingencies(0)0%(0)0%(2)0%-2%-EBIT DA adjusted (*)2,49953%1,82449%1,07139%37%133% Fixed Assets disposals170%80%100%107%69% EBIT DA2,53154%1,78348%83030%42%205% Equity(1)0%(0)0%(0)0%--Net Income (Loss) attributable to non-controlling equity interest20%20%30%18%-23% Deffered Income taxes expenses2365%(259)-7%27210%-191%-13% Net Income (Loss)(210)-4%61517%(259)-9%-134%-19% Other operating (expenses) income281%(66)-2%(242)-9%-142%-112% Operating Income(420)-9%89324%(503)-18%-147%-16% Financial Result(2,239)-47%(270)-7%(789)-28%729%184% Freight(382)-8%(356)-11%(259)-9%7%47% Operating Profit2,10745%1,48840%72826%42%190% Selling and marketing(222)-5%(185)-5%(131)-5%20%69% Cost of sales(2,616)-55%(2,205)-60%(2,047)-74%19%28% Domestic Sales4119%37310%27010%10%52% INCOME STATEMENT - CONSOLIDAT ED (R$ million) 2Q181Q182Q172Q18 vs 1Q18 2Q18 vs 2Q17 R$AV%R$AV%R$AV%(%)(%)

2Q18 Earnings Appendix III – Balance Sheet Cash and cash equivalents 3,283 2,852 4,052 Short-term debt 1,701 1,118 1,693 Derivative instruments 20 82 124 Trade Accounts Payable 3,013 2,464 3,110 Inventories 2,802 2,589 2,080 Tax Liability 161 124 246 Others 176 166 188 Others 186 207 125 NON CURRENT 2,711 3,664 4,063 NON CURRENT 20,131 18,438 18,254 Derivative instruments 305 333 324 Accrued liabilities for legal proceedings 195 182 166 Recoverable taxes 582 1,735 1,868 Others 411 323 319 Others 318 316 311 Investments 181 157 153 Equity attributable to shareholders of the Company 15,005 15,200 14,577 Biological assets 4,330 4,204 4,253 Capital Reserve 20 20 13 Equity valuation adjustment 2,027 2,225 2,382 Equity attributable to non-controlling interests 72 75 73 20 T OT AL SHAREHOLDERS' EQUIT Y 15,078 15,275 14,650 T OT AL ASSET S 40,869 38,133 38,693 T OT AL LIABILIT IES 40,869 38,133 38,693 Treasury stock (19) (23) (23) Intangible assets 4,572 4,586 4,592 Statutory Reserve 3,249 3,249 2,476 Property, plant & equipment , net 15,565 15,176 15,102 Issued Share Capital 9,729 9,729 9,729 Fostered advance 659 664 645 Deferred income taxes 679 451 753 Derivative instruments 203 129 163 Marketable securities 168 165 162 Long-term debt 19,322 17,804 17,606 Recoverable taxes 1,632 399 273 Dividends and Interest attributable to capital payable 6 262 262 Trade accounts receivable, net 1,513 1,281 1,193 Payroll and related charges 154 113 202 Securities 4,087 2,977 2,619 Derivative Instruments440 132 152 BALANCE SHEET (R$ million) ASSET S Jun/18 Mar/18 Dec/17 LIABILIT IES Jun/18 Mar/18 Dec/17 CURRENT 13,511 10,346 10,530 CURRENT 5,661 4,420 5,790

2Q18 Earnings Appendix IV – Cash Flow Adjusted by 1,502 79 451 1,580 247 (+) Foreign exchange losses, net (1) (0) (0) (1) (0) (+) Equity in losses of jointly-venture 17 8 10 25 (48) (+) (Gain)/loss on disposal of property, plant and equipment 274 262 217 536 455 (+) Interest expense 12 10 7 22 16 (+) Provisions and other Decrease (increase) in assets Inventories (141) (380) 63 (520) (49) Other assets/advances to suppliers (0) 28 (12) 28 (7) Trade payable 345 (653) 75 (309) 556 Payroll, profit sharing and related charges 41 (89) 29 (48) (26) Cash provided by operating activities Interest paid (259) (200) (336) (459) (442) Acquisition of property, plant and equipment and intangible assets and forests (1,172) (761) (1,042) (1,932) (2,388) Marketable securities, net (1,083) (379) (365) (1,462) (980) Derivative transactions settled (9) 38 12 29 75 Proceeds from sale of investment - Losango Project - - - - 202 Borrowings 438 557 245 995 2,640 Dividendos pagos (260) (0) (395) (260) (395) 2 0 - Effect of exchange rate changes on cash and cash equivalents 311 (14) 77 296 13 Cash and cash equivalents at beginning of year 2,852 4,052 4,056 4,052 2,660 21 Cash and cash equivalents at end of year 3,283 2,852 3,096 3,283 3,096 Net increase (decrease) in cash and cash equivalents 430 (1,199) (960) (769) 436 Other 4 1 2 4 3 NET CASH USED IN FINANCING ACT IVIT IES 59 (514) (397) (454) 1,865 Repurchase of shares - - (16) - (17) Repayments - principal amount (124) (1,071) (234) (1,195) (366) Others - - - - - NET CASH USED IN INVEST ING ACT IVIT IES (2,275) (1,130) (1,400) (3,405) (3,090) Cash flows from financing activities - (3) - - Proceeds from sale of property, plant and equipment 4 1 6 5 15 Advances for acquisition of timber from forestry partnership program (16) (26) (11) (42) (15) Income taxes paid (10) (9) (9) (19) (18) NET CASH PROVIDED BY OPERAT ING ACT IVIT IES 2,335 459 760 2,795 1,648 Cash flows from investing activities Interest received 26 53 63 79 135 Other payable (16) 90 (8) 74 5 Taxes payable 12 (92) (20) (81) (21) Increase (decrease) in liabilities Recoverable taxes (115) (19) (112) (135) (247) Trade accounts receivable (20) (83) (41) (103) 44 (+) Program Stock Options 0 0 1 1 2 (+) Impairment of recoverable ICMS 41 34 22 75 45 (+) Interest and gain and losses in marketable securities (55) (34) (72) (89) (154) (+) Fair value of biological assets (90) - 211 (90) 223 (+) Change in fair value of derivative financial instruments 481 (57) 180 423 (107) (+) Depreciation, depletion and amortization 712 620 544 1,331 980 INCOME (LOSS) BEFORE T AXES ON INCOME (420) 893 (503) 473 58 UNAUDIT ED CONSOLIDAT ED ST AT EMENT OF CASH FLOW (R$ million) 2Q18 1Q18 2Q17 6M18 6M17

2Q18 Earnings Appendix V – Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction 527/2012) (+/-) Financial results, net 2,239 270 789 (+) Depreciation, amortization and depletion 712 620 544 (+) Equity (1) (0) (0) (+/-) Loss (gain) on disposal of property, plant and equipment 17 8 10 (-) Tax credits/reversal of provision for contingencies (0) (0) (2) EBITDA is not a standard measure established by Brazilian or international accounting rules and represents earnings (losses) in the period before interest, income tax and social contribution, depreciation, amortization and depletion. The Company presents adjusted EBITDA in accordance with CVM Instruction 527, of October 4, 2012, adding or subtracting from this amount equity income, provisions for losses on recoverable ICMS, gains (losses) from write-offs of fixed assets, the fair value of biological assets and tax credits/reversal of provision for contingencies, in order to provide better information on its ability to generate cash, pay its debt and sustain its investments. Neither measurement should be considered as an alternative to the Company’s operating income and cash flows or as an indicator of liquidity for the periods presented. 22 EBITDA Adjusted 2,499 1,824 1,071 (+) Accrual for losses on ICMS credits 41 34 22 (-) Fair Value of Biological Assets (90) - 211 EBITDA 2,531 1,783 830 (+) Taxes on income (210) 278 (244) Adjusted EBITDA (R$ million) 2Q18 1Q18 2Q17 Income (loss) of the period (210) 615 (259)

2Q18 Earnings Appendix VI – Financial and Operating Data 1Q18 2Q17 Closing 3.8558 3.3238 3.3080 3.3082 16% 17% Pulp net revenues distribution, by region 2Q18 1Q18 2Q17 1Q18 2Q17 months Europe 30% 33% 34% -3 p.p. -4 p.p. 31% Asia 45% 44% 36% 1 p.p. 9 p.p. 42% 1Q18 2Q17 months PIX Europe 1,044 1,008 779 4% 34% 965 Net Debt / Adjusted EBITDA LTM* (US$) 1.58 2.02 3.75 Cash + Adjusted EBITDA LTM* / Short-term Debt 8.69 10.99 6.38 *LTM: Last tw elve months (+) Depreciation, depletion and amortization 712 620 544 (+) Change in fair value of derivative financial instruments 481 (57) 180 (+) Change in fair value of biological assets (90) - 211 (+) Interest on Securities, net (55) (34) (72) (+) Accruals for losses on ICMS credits 41 34 22 (+) Stock Options program 0 0 1 23 Cash earnings (R$ million) 2,473 1,814 1,069 Outstanding shares (million) 554 554 554 Cash earnings per share (R$) 4.5 3.3 1.9 (+) Provisions and other 12 10 7 (+) Interest on loan accrual 274 262 217 (+) Loss (gain) on disposal of Property, Plant and Equipment 17 8 10 (+) Equity (1) (0) (0) (+) Unrealized foreign exchange (gains) losses, net 1,502 79 451 Reconciliation - net income to cash earnings (R$ million) 2Q18 1Q18 2Q17 Net Income (Loss) before income taxes (420) 893 (503) Total Debt / Total Capital (gross debt + net equity) 0.58 0.55 0.57 Financial Indicators Jun/18 Mar/17 Jun/17 Net Debt / Adjusted EBITDA LTM* (R$) 1.83 2.08 3.85 PIX China 769 760 617 1% 25% 723 Pulp price - FOEX BHKP (US$/t) 2Q18 1Q18 2Q17 2Q18 vs 2Q18 vs Last 12 Brazil / Others 9% 10% 10% -1 p.p. -1 p.p. 9% North America 16% 13% 20% 2 p.p. -4 p.p. 18% 2Q18 vs2Q18 vsLast 12 Average 3.6046 3.2460 3.2493 3.2147 11% 12% Exchange Rate (R$/US$) 2Q18 1Q18 4Q17 2Q17 2Q18 vs 2Q18 vs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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